

05040578



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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65809

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VARIANT RESEARCH CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 North Federal Highway, Building D, Suite 306
(No. and Street)

Boca Raton (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. STEVEN ZUM TOBEL (561) 862-5524
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE (Address) POMPANO BEACH (City) Florida (State) 33060 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. Steven zum Tobel __________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Variant Research Corporation as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public


NOTARY PUBLIC
STATE OF FLORIDA

Roger L. Shaffer, Jr.
Commission #DD221351
Expires: Jun 09, 2007
Bonded Thru
Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*



190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.aheamcpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT

Board of Directors
Variant Research Corporation

We have audited the accompanying statement of financial condition of Variant Research Corporation (the "Company") as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Variant Research Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the foregoing table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
February 2, 2005

VARIANT RESEARCH CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 1,186,312
Cash on deposit with clearing organization	100,364
Accounts receivable	136,096
Prepaid expenses	56,817
TOTAL CURRENT ASSETS	1,479,589
OFFICE EQUIPMENT, net	27,916
OTHER ASSETS	3,445
TOTAL	$ 1,510,950

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 53,919
STOCKHOLDER'S EQUITY:	
Common stock, $0.0001 par value; 1,000 shares authorized, issued, and outstanding	-
Additional paid in capital	2,500,000
Deficit	(1,042,969)
TOTAL STOCKHOLDER'S EQUITY	1,457,031
TOTAL	$ 1,510,950

The accompanying notes should be read with these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Variant Research Corporation (the "Company") was incorporated in the State of Florida on December 23, 2002 and began operations in April 2003. The Company operates as a registered securities broker/dealer under the rules of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of Variant Holding Corporation ("Holdings").

The Company manages its customer accounts through Bear Stearns Securities ("Bear") on a fully disclosed basis. Bear provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company. The amount receivable from brokers and dealers relates to commissions earned by the Company for trades executed by the other broker/ dealer on behalf of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Customers' securities and commodities transactions are reported on a settlement date basis to the customer with the related commission income and expenses recorded on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions which are in excess of the insured limits.

Property and Equipment

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

Fair Value of Financial Instruments

Cash, accounts receivable, and accounts payable are reported in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Advertising Costs

The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Such expense items totaled $48,146 for the year ended December 31, 2004.

Statement of Comprehensive Income

A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive loss is the same as net loss for the period presented herein.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry forwards, and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company files a consolidated tax return with Holdings, who has assumed responsibility for the ultimate payment of income taxes due. The tax provision shown on the accompanying statement of operations was calculated as if the Company filed a separate income tax return.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $1,368,414, which was $1,268,414 in excess of its required net capital of $100,000. The Company had a ratio of aggregate indebtedness to net capital of .039 to 1, based on aggregate indebtedness of $53,919 as of December 31, 2004.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2004:

Computer equipment	$ 32,880
Less: Accumulated depreciation	(4,964)
Property and equipment, net	$ 27,916

NOTE 4. INCOME TAXES

A summary of the income tax benefit for the year ended December 31, 2004 is as follows:

Currently refundable:	
Federal	$ -
State	-
Deferred tax benefit	194,800
Deferred tax asset allowance	(194,800)
Total income tax benefit	$ -

NOTE 4. INCOME TAXES (continued)

The Company has used a combined federal and state effective tax rate of approximately 40% for all tax computations. The effective tax rate of 40% differs from the federal rate of 34% primarily due to state taxes and permanent differences. The Company has total net operating losses of approximately $1,055,000 which will begin to expire in 2023.

The current year net operating loss gave rise to the deferred tax benefit at December 31, 2004. There are no other significant temporary differences. The Company has recorded a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets that may not be realized, therefore, the net deferred tax asset on the accompanying statement of financial condition is zero. The total deferred tax asset arising from net operating losses is $417,200 and it is offset by a deferred tax valuation allowance of $417,200 as of December 31, 2004.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation future taxable income during the periods in which temporary differences and/or carryforward losses become deductible.

NOTE 5. RELATED PARTY TRANSACTIONS

Office Lease
The Company's corporate offices are located in a building for which the lease agreement is with Holdings. The Company was provided use of their space at no charge from Holdings.

Commissions
The Company will utilize the services of STC Securities Corporation, a related entity, to execute certain customer trades. Gross revenue earned by STC Securities Corporation from trades directed by the Company during the year ended December 31, 2004 was approximately $35,000.

Expenses
The Company reimbursed Holdings $23,027 for expenses incurred relating to a conference presented on behalf of the Company.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company currently leases office space for two additional locations under a month to month lease agreement for $2,000 per month. The Company entered into a third lease agreement for $395 per month for an additional location expiring in November 2005.

The Company has the option to extend the lease for an additional one year. These leases are accounted for as operating leases. Total Rent expense was $17,924 for the year ended December 31, 2004.

Litigation
From time to time the Company is exposed to claims and legal actions in the normal course of business, some of which are initiated by the Company. The Company currently has no pending litigation.

NOTE 7. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk

The Company may periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

In the normal course of business, the Company's customer securities activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

NOTE 7. CONCENTRATIONS AND CREDIT RISKS (continued)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.